UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-5318
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KENNAMETAL THRIFT PLUS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kennametal Inc.
525 William Penn Place
Suite 3300
Pittsburgh, Pennsylvania 15219

KENNAMETAL THRIFT PLUS PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Kennametal Thrift Plus Plan
Pittsburgh, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Kennametal Thrift Plus Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan's auditor since 2024.
Grand Rapids, Michigan
June 26, 2026

KENNAMETAL THRIFT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2025 AND 2024

	2025	2024
INVESTMENTS
Plan interest in the Kennametal Inc. Master Trust investments, at fair value	$573,388,984	$531,850,578
Plan interest in the Kennametal Inc. Master Trust fully benefit-responsive investment contracts, at contract value	46,870,985	53,906,757
TOTAL INVESTMENTS	620,259,969	585,757,335
RECEIVABLES
Employer contributions	434,013	263,056
Participant contributions	675,345	419,050
Notes receivable from participants	8,048,604	8,085,573
TOTAL RECEIVABLES	9,157,962	8,767,679
NET ASSETS AVAILABLE FOR BENEFITS	$629,417,931	$594,525,014

The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

ADDITIONS
Plan interest in the Kennametal Inc. Master Trust investment income	$85,577,915
Interest income on notes receivable from participants	620,472
Contributions:
Employer	12,632,895
Participants	20,568,481
Rollovers	1,834,044
Total contributions	35,035,420
Total additions	121,233,807
DEDUCTIONS
Benefits paid to participants	85,786,004
Administrative expenses	554,886
Total deductions	86,340,890
NET INCREASE	34,892,917
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	594,525,014
End of year	$629,417,931
The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Kennametal Thrift Plus Plan, as amended (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

GENERAL - The Plan is a defined contribution plan, established to encourage investment and savings for certain salaried, hourly, and union employees of Kennametal Inc. and certain of its business entities and business units (Kennametal or the Company) and to provide a method to supplement their retirement income. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (IRC). The Plan also provides for employee after-tax and Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan sponsor.

Fidelity Management Trust Company (FMTC) serves as trustee of the Plan. Fidelity Workplace Services, LLC. (FWS) serves as the record keeper. The trustee has overall responsibility for the custody, safekeeping, and investment of the Plan assets that it holds.

ELIGIBILITY - All regular U.S. non-union employees and union employees in a bargaining unit that negotiated for participation in the Plan become eligible to participate in the Plan on the first day of the first payroll period subsequent to their employment date. Under present federal income tax law, Company contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants (excluding where applicable, earnings on Roth contributions).

VESTING - Employee contributions are fully vested. Effective January 1, 2017, all Company contributions immediately vest as of the participant's employment date. At December 31, 2025 and 2024, forfeited nonvested accounts were not significant. These accounts are used to reduce future Company contributions or pay Plan expenses.

PARTICIPANT ACCOUNTS - A separate account is maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions and the Company's contributions, as well as allocations of the Plan's income. Fixed administrative expenses are deducted quarterly from the participants' accounts. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the balance of the participant's vested account.

CONTRIBUTIONS - The Plan allows participants to elect a contribution rate (either pre-tax, Roth, after-tax, or a combination) of 1% to 50% of the employee's eligible wages as defined in the Plan agreement. Participants who are age 50 or older and who have met or will meet the annual Internal Revenue Service (IRS) limit under the law or the Plan are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect to not participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated fund until changed by the participant. The Plan also includes a provision whereby all eligible employees are automatically enrolled in the annual increase program whereby their deferral rate is increased by 1% annually, subject to plan limits. Participants can opt out of the program and make changes to the deferral increase percentage. Under the Plan, the Company has the discretion to make any of its contributions in Kennametal Inc. capital stock.

The Plan provides for Company matching contributions of 100% of employee contributions, up to 6% of eligible compensation. The Plan includes a safe harbor plan design for purposes of the Plan’s nondiscrimination testing.

The participants can elect to have their contributions (pre-tax, Roth, after-tax, catch-up, and rollover amounts) invested in the different investment funds available under the Plan. Company matching contributions are invested in the same investment elections that the employee elected for their pre-tax or after-tax contributions.

Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant’s compensation. Non-elective/profit sharing contributions are recorded in the relevant period in accordance with the terms in the Plan document.

DISTRIBUTIONS - Distributions to participants due to disability, retirement, or death are payable, at the participant's election, as a single distribution consisting of whole shares of Kennametal Inc. capital stock plus cash for fractional shares, a cash lump-sum, or periodic payments for a period not to extend beyond the life (or life expectancy) of the participant or the joint lives (or life expectancy) of the participant and his or her designated beneficiary. If a participant's vested interest in his or her account exceeds $1,000, a participant may elect to receive distributions as either lump sum or as periodic distributions as more fully described in the Plan document.

In addition, while still employed, participants may withdraw certain employee contributions or rollover contributions at any time. Participants over the age of 59.5 may withdraw their vested balance at any time. Vested contributions and pre-tax employee contributions may be withdrawn by participants under age 59.5 only for specific hardship reasons.

NOTES RECEIVABLE FROM PARTICIPANTS - The minimum loan amount available under the Plan is $1,000 and the maximum loan amount is the lesser of 50% of the participant's total vested account balance or $50,000. The maximum term permissible for a loan made under the Plan is 5 years for a general-purpose loan and longer for a residential loan as determined by the Plan administrator (defined as 30 years in the Summary Plan Description). Principal and interest of any loan made under the Plan are paid ratably through payroll deductions. Interest rates on notes receivable from participants ranged from 4.25% to 10.00% at December 31, 2025. Interest rates charged on notes receivable to participants are based on generally prevailing market conditions at the time the note is issued. Notes receivable from participants outstanding at December 31, 2025 have maturity dates ranging from 2026 to 2055.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan holds a divided interest in the net assets of the Kennametal Inc. Master Trust (Master Trust) as of December 31, 2025 and 2024. The Master Trust investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's ERISA Compliance Committee (Committee) determines the Plan's valuation policies utilizing information provided by its investment advisors, investment consultants, and the custodian. See Note 4 for discussion of fair value measurements and Note 5 for discussion of the fully benefit-responsive investment contract.

Purchases and sales of securities are recorded on the trade-date basis. Gains and losses on securities sold or redeemed are determined on the basis of average cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in the Master Trust investment income includes the Plan’s gains and losses on investments bought and sold as well as held during the year and interest and dividends.

NOTES RECEIVABLE FROM PARTICIPANTS - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant's loan to be in default, the participant's loan balance is reduced and a benefit payment is recorded as a loan default deemed distribution.

PAYMENT OF BENEFITS - Benefit payments are recorded when paid.

EXPENSES - Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Record keeping fees are charged equally to each participant and are classified as administrative expenses in the accompanying statement of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses in the accompanying statement of changes in net assets available for benefits. Investment-related expenses are included in Plan interest in the Master Trust investment income.

SUBSEQUENT EVENTS - The Plan's management evaluated subsequent events after the statement of net assets available for benefits date of December 31, 2025 and prior to the issuance of the Plan's financial statements and concluded that no subsequent events occurred that would require recognition or disclosure in the Plan's financial statements. Subsequent to December 31, 2025, the Company approved the merger of the Kennametal Savings Plan (Savings) into the Plan. The merger was completed in April 2026, at which time the net assets and participant account balances of the Savings plan were transferred into the Plan.

NOTE 3 - INVESTMENT IN MASTER TRUST

All of the Plan's investments are held in the Master Trust, which was established for investment of assets of the plans making up the Kennametal Inc. Program, which consists of the Plan and the Savings plan. The Master Trust offers mutual funds, common/collective trusts, Kennametal Inc. capital stock, a stable value fund and a self-directed brokerage account as investment options. Only participants participating in the Plan are permitted to invest in Kennametal Inc. capital stock. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on the account balances of the respective plan's participants and their elected investment funds. The Master Trust additions and deductions are allocated among the participating plans in the Master Trust by assigning to each such plan those transactions (primarily contributions, benefit payments, and plan specific expenses) that can be specifically identified and by allocating among all plans, based on the respective plan's asset allocation and fair value, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investments held by the Master Trust and the Plan at December 31 is as follows:

	2025		2024
	Master Trust Balances	Plan's Divided Interest in Master Trust Balances	Master Trust Balances	Plan's Divided Interest in Master Trust Balances
Investments valued at net asset value (NAV):
Common/Collective trusts	$460,722,293	$457,012,660	$247,756,747	$243,472,372
Investments at fair value:
Mutual funds	94,876,880	92,310,230	268,678,941	265,957,911
Kennametal Inc. capital stock	13,234,944	13,234,944	12,365,608	12,365,608
Self-directed brokerage account	10,831,151	10,831,150	10,054,688	10,054,687
Total investments at fair value	579,665,268	573,388,984	538,855,984	531,850,578
Investments at contract value:
Stable Value Fund	48,892,871	46,870,985	56,697,392	53,906,757
Total investments	$628,558,139	$620,259,969	$595,553,376	$585,757,335

The Master Trust has no other assets or liabilities at December 31, 2025 and 2024.

Investment income attributable to the Master Trust for the year ended December 31, 2025 was as follows:

Net appreciation in fair value of investments	$75,750,469
Interest and dividends	10,739,312
Total investment income	$86,489,781

NOTE 4 - FAIR VALUE MEASUREMENT

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices to active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to their fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are deemed to be actively traded.

Kennametal Inc. Capital Stock - Valued at the closing price reported on the active market on which the individual securities are traded.

Common/Collective Trusts - Investments in common/collective trusts are valued using NAV of units of a bank collective trust. The NAV, as provided by the trustee of the fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Master Trust to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the collective trusts in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments do not have any unfunded commitments as of December 31, 2025 and 2024, and have a nominal redemption period.

Self-Directed Brokerage Account - The following investment types of the self-directed brokerage account are valued as follows:

Common stocks - Valued at the closing price reported on the active market on which the individual securities are traded.

Cash and cash equivalents - Value approximates fair value due to the short term nature of this investment.

Units in trust - Valued at the quoted NAV at year end.

Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are deemed to be actively traded.

Corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

U.S. government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.

The methods described above might produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan administrator believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value measurements at December 31, 2025:

	Level 1	Level 2	Level 3	Total
Mutual funds	$94,876,880	—	—	$94,876,880
Kennametal Inc. capital stock	13,234,944	—	—	13,234,944
Self-directed brokerage account:
Common stocks	5,435,126	—	—	5,435,126
Cash and cash equivalents	1,662,794	—	—	1,662,794
Units in trust	2,319,052	—	—	2,319,052
Mutual funds	1,118,444	—	—	1,118,444
Corporate bonds	—	$178,051	—	178,051
U.S. government securities	—	117,684	—	117,684
Total investments in the fair value hierarchy	$118,647,240	$295,735	—	$118,942,975
Investments measured at NAV				460,722,293
Investments, at fair value				$579,665,268

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value measurements at December 31, 2024:

	Level 1	Level 2	Level 3	Total
Mutual funds	$268,678,941	—	—	$268,678,941
Kennametal Inc. capital stock	12,365,608	—	—	12,365,608
Self-directed brokerage account:
Common stocks	4,349,698	—	—	4,349,698
Cash and cash equivalents	2,407,857	—	—	2,407,857
Units in trust	1,790,845	—	—	1,790,845
Mutual funds	1,228,945	—	—	1,228,945
Corporate bonds	—	$165,032	—	165,032
U.S. government securities	—	112,311	—	112,311
Total investments in the fair value hierarchy	$290,821,894	$277,343	—	$291,099,237
Investments measured at NAV				247,756,747
Investments, at fair value				$538,855,984

NOTE 5 - STABLE VALUE FUND

The Master Trust has a fully benefit-responsive guaranteed investment contract (stable value fund) with Invesco Trust Company (Invesco), in which participants in the Plan own an interest. The stable value fund holds a portfolio of synthetic guaranteed investment contracts, and the Plan owns the underlying assets of the synthetic guaranteed investment contracts. The stable value fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic guaranteed investment contracts within the stable value fund with Invesco are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust, and in turn, the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjust renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Such interest rates are reviewed on a quarterly basis for resetting. The synthetic guaranteed investment contracts do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because that is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan's ability to receive amounts due is dependent on the issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Master Trust and the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Master Trust or Plan documents (including complete or partial Plan termination or merger with another plan that does not participate in the Master Trust arrangement), (2) changes to the Master Trust’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Master Trust or the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contract with the Master Trust and Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan's investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, and (4) a material amendment to the agreement without the consent of the issuer.

NOTE 6 - TAX STATUS

The IRS has determined and informed the Plan sponsor by a letter dated December 4, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable regulations of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

At December 31, 2025 and 2024, the Master Trust had investments of $79,303,932 and $79,393,189, respectively, that were concentrated in one investment fund that constituted greater than 10% of the Master Trust’s total net assets.

NOTE 9 - RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by Fidelity Investments, an affiliate of FWS and FMTC and, therefore, these transactions qualify as party-in-interest transactions. Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Additionally, the Plan issues loans to participants, which are secured by the participant's account balances. These transactions qualify as party-in-interest transactions.

One of the investment fund options available to participants is capital stock of Kennametal, the Plan sponsor. The Plan held 465,657 and 514,587 shares of Kennametal capital stock, or $13,234,944 and $12,365,608 in Kennametal capital stock at December 31, 2025 and 2024, respectively. As a result, transactions related to this investment qualify as party-in-interest transactions.

Dividends received on Kennametal capital stock were $395,073 and $435,889 for 2025 and 2024, respectively. During 2025, the Plan purchased 26,134 shares of Kennametal capital stock for an aggregate cost of $2,674,739 and sold 92,372 shares of Kennametal capital stock for proceeds of $2,200,888. During 2024, the Plan purchased 50,256 shares of Kennametal capital stock for an aggregate cost of $391,223 and sold 138,020 shares of Kennametal capital stock for proceeds of $3,570,015.

KENNAMETAL THRIFT PLUS PLAN
PLAN NUMBER: 002
EIN: 25-0900168
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	PARTICIPANT LOANS	Interest rates from 4.25% to 10.00%	—	$8,048,604
	*	Designates party-in-interest as defined by ERISA

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KENNAMETAL THRIFT PLUS PLAN

June 26, 2026	By:	/s/ Gil Ruth
Gil Ruth
Plan Administrator